Exhibit 99.1

Enerplus Announces Conference Call for 2016 First Quarter Results and Annual General Meeting Webcast

CALGARY, April 8, 2016 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing its operating and financial results for the first quarter of 2016 at 4:00 AM MT (6:00 AM ET) on Friday, May 6, 2016. A conference call hosted by Mr. Ian C. Dundas will be held at 8:00 AM MT (10:00 AM ET) to discuss these results. Details of the conference call are as follows:

Q1 Results Live Conference Call

Date:	Friday, May 6, 2016
Time:	8:00 AM MT (10:00 AM ET)
Dial-In:	647-427-7450
1-888-231-8191 (toll free)
Audiocast:	http://event.on24.com/r.htm?e=1169442&s=1&k=DB13444A94245E531DE0286BB7C8AC04

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-849-0833
1-855-859-2056 (toll free)
Passcode:	86983471

Annual General Meeting

Enerplus Corporation will also be hosting our Annual General Meeting ("AGM") on Friday, May 6, 2016 at 10:00 AM MT (12:00 PM ET) at the TELUS Convention Centre, 120 – 9th Ave SE, Glen Room 206 in Calgary, Alberta. Mr. Ian C. Dundas, President and CEO will provide an update on Enerplus' operations starting at approximately 10:10 AM MT (12:10 PM ET). The details for the AGM are below:

Date:	Friday, May 6, 2016
Time:	10:10 AM MT (12:10 PM ET)
Audiocast:	http://event.on24.com/r.htm?e=1169795&s=1&k=E00150AADFEF27009FB0D1D50DD06B27

A replay will be available after the meeting on our website at www.enerplus.com.

Electronic copies of our 2015 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge.

About Us

Established in 1986, Enerplus is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on providing both growth and income to its shareholders.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 17:30e 08-APR-16